Exhibit 21.1
CEVA, INC.
Subsidiaries
The following are the subsidiaries of CEVA, Inc.

Name	Jurisdiction of Incorporation
CEVA Limited	Northern Ireland
CEVA Development, Inc.	California
CEVA Inc.	Cayman Islands
CEVA Ireland Limited	Republic of Ireland
CEVA D.S.P. Limited	Israel
CEVA Services Limited	Republic of Ireland
CEVA Systems LLC	Delaware
Nihon CEVA K.K.	Japan
CEVA Technologies Limited	Republic of Ireland
CEVA SARL (*)	France
CEVA Technologies, Inc.	Delaware

(*)	Currently in a liquidation process